August 18, 2025

Jennifer G. Tejada
Chief Executive Officer
PagerDuty, Inc.
600 Townsend St., Suite 200
San Francisco, California 94108

        Re: PagerDuty, Inc.
            Form 10-K for the Fiscal Year Ended January 31, 2025
            File No. 001-38856
Dear Jennifer G. Tejada:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K For the Year Ending January 31, 2025
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 77

1. Please tell us whether the amount of license revenue recognized from the term-license software subscriptions are greater than ten percent of total revenues. If so, please tell us how you considered separately presenting this amount as product revenue on the face of your consolidated statements of operations in accordance with Rule 5-
       03(b)(1)(a) of Regulation S-X. In addition, we further note that the term software licenses are recognized at a point in time while cloud-hosted software subscriptions and software maintenance revenues are recognized ratably over the related contractual term. In this regard, please describe how you have considered the guidance in ASC
       606-10-50-1 in evaluating whether your disclosures should disaggregate revenues.
       Lastly, please provide quantitative information and analysis of revenue amounts attributable to term-based licenses and cloud-hosted software subscriptions in your
       MD&A, or tell us why such disclosure is not necessary to provide investors with an understanding of your results of operations. We refer you to Item 303(a) and (b) of
 August 18, 2025
Page 2

       Regulation S-K. As part of your response, quantify the total amount of term-based licenses and cloud-hosted solutions for each period presented.
Note 8. Leases, page 91

2. You disclose that your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease
       commencement date in determining the present value of lease payments. Please revise your disclosure in future filings to clarify that the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate
       as the discount rate for your leases. Refer to    Rate Implicit in the
Lease    defined in
       ASC 842-20-20.
Note 11. Deferred Revenue and Remaining Performance Obligations, page 96

3. You disclose that the company expects to recognize revenue of approximately
       $302 million, or 68.6%, over the next 12 months with the balance to be recognized as revenue thereafter. Please revise to disclose when the remaining percentages will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology